CPI Card Group Inc.

10368 W. Centennial Road

Littleton, CO 80127

September 20, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Stickel

Re:	Registration Statement on Form S-3 (Registration No. 333-259511)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement initially filed by CPI Card Group Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 14, 2021 (the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to September 22, 2021, at 4:00 p.m. (Eastern Time) or as soon thereafter as may be practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

[Signature page follows]

Please contact Lindsey A. Smith of Sidley Austin LLP at (312) 853-2210 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

CPI Card Group Inc.

By:	/s/ Sarah Kilgore
	Name:	Sarah Kilgore
	Title:	Chief Legal and Compliance Officer

[Acceleration Request Letter]